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                                 United States
                      Securities and Exchange Commission
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No.______)*


                           Atrix International, Inc.
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                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)


                                   04962P102
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                                (CUSIP Number)



Jerry A. Mathwig                    Michael L. Berde, Furber Timmer Zahn,PLLP
9031 Avila Circle                   333 South Seventh Street, Suite 2100
Eden Prairie, MN  55347             Minneapolis, MN  55402 (612)338-3965
(612)934-3702
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(Name,Address and Telephone Number of Person Authorized to Receive Notices and
Communications)
                                       2

                                March 24, 1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box is a fee is being paid with the state [ ]. (A fee is not required only if the reporting person; (1) has a previous statement on the file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures proved in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or

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otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 SCHEDULE 13D


CUSIP No.  450707 10 10 4                                Page Two of Four Pages
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1.  Name of Reporting Persons
    S.S. or I.R.S. Identification No. of Above Person
    Jerry A. Mathwig
    ###-##-####

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2.  Check the Appropriate Box If A Member of a Group*                  (a) [  ]
                                                                       (b) [xx]

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3.  SEC Use Only

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4.  Source of Funds*
    PF
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5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)                                                          [  ]

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6.  Citizenship or Place of Organization
    U.S.A.

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    Number of Shares                    7.   300,000
    Beneficially Owned                  ----------------------------------------
    By each Reporting                   8.
    Person With:                        ----------------------------------------
                                        9.   300,000
                                        ----------------------------------------
                                        10.

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11. Aggregate Amount Beneficially Owned by Each Reporting Person
    300,000

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12. Check Box if the Aggregate amount in Row (11) Excludes Certain Shares* [  ]

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13. Percent of Class Represented by Amount in Row (11)
    5.30%

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14. Type of Reporting Person*
    IN

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ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock of Atrix International, Inc. The principal executive offices of the issuer is 14301 Ewing Avenue South, Burnsville, MN 55306


ITEM 2.  IDENTITY AND BACKGROUND

Jerry A. Mathwig;
9031 Avila Cove, Eden Prairie, MN 55347;

The occupation of the reporting person and name and principal business address of his employer is:

         President, Metro Sales, Inc.
         1640 East 78th Street
         Richfield, MN 55423
         Sales and Service of photocopiers and facsimile machines;

During the last five years, such person has not been convicted in a criminal proceeding.

During the last five years, such person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship: United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Personal Funds.

ITEM 4.  PURPOSE OF TRANSACTION.

The acquisition of the issuer's securities was for investment. The undersigned might seek election to the issuer's board of directors with the concurrence of management, but not otherwise. The undersigned contemplates no other plans or proposals described in items 4(a) through 4(j) of this Schedule.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Jerry A. Mathwig, 300,000 shares, common stock, 5.3 % of the issuer's outstanding common stock as reported on the issuer's Form 10-QSB for the period ended December 31, 1996, including 20,000 shares owned by the undersigned's spouse, Karen A. Mathwig (same address), over which the undersigned has sole voting and investment power.

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Transactions in the class of securities reported on that were effected during the past sixty days are as follows:

     February 11, 1997, bought 100,000 shares at $.535 per share February 13, 1997, bought 27,500 shares at $.535 per share March 11, 1997, bought 100,000 shares at $.75 per share March 27, 1997, bought 52,500 shares at $.71 per share.

Above dates are settlement dates. All shares were bought by the undersigned in the open market through the undersigned's broker-dealer, Tuschner & Company, Inc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None except as described above with respect to shares in the name of the reporting person's spouse.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       4/2/97                                   /s/ Jerry A. Mathwig
-------------------------                       -------------------------
Date                                            Signature



                                                Jerry A. Mathwig
                                                Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney of this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)